

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

       Re: Golden Sun Education Group Limited
          Amendment No. 7 to Registration Statement on Form F-1
          Filed May 6, 2022
          File No. 333-255891

Dear Mr. Weng:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1.   Please amend the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, provide cross-references to these other discussions.

2.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your prospectus cover page and in the summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the summary.

Conventions that Apply to this Prospectus, page ii

3.   Please revise the definition of "China" and the "PRC," so that it does not exclude Hong Kong or Macau. Revise the disclosure in your prospectus accordingly.

      You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services